Exhibti 99.1
For Immediate Release
Flamel Technologies Announces Third Quarter Results
Flamel to receive milestone for COREG CR™ approval
LYON, France – November 1, 2006 – Flamel Technologies (NASDAQ:FLML) today announced its financial results for the third quarter of 2006.
Third quarter results show continuing positive trends in revenues as well as operating expenses and highlight the Company’s relationship with GlaxoSmithKline (“GSK”) on COREG CR. On October 20th, the FDA approved once a day COREG CR extended release capsules, for the treatment of three cardiovascular conditions. As a result of this approval, Flamel will receive a milestone payment of three million dollars, which will be recognized and is expected to be paid in the fourth quarter of this year.
For the third quarter, Flamel reported total revenues of $5.4 million compared to $3.1 million in the third quarter of 2005. Expenses, which include options-related expense of $2.8 million, were $16.0 million compared to $15.3 million in the year-ago quarter. Net of options-related charges, expenses decreased by $2.1 million.
Net loss in the quarter was ($10.2) million compared to ($11.9) million in the third quarter of 2005. Net loss per share (basic) for the third quarter of 2006 was ($0.43) compared to a net loss per share (basic) in the year-ago quarter of ($0.50).
Cash and marketable securities at the end of the third quarter totalled $66.6 million, versus $69.1 million at the end of the second quarter.
Flamel’s 2006 third quarter revenues included license and research revenues of $5.3 million; license and research revenues in the third quarter of 2005 totalled $2.3 million. Other revenues were $0.1 million during the third quarter of 2006 versus $0.3 million in the year-ago quarter.
Flamel’s research and development expenses decreased to $9.4 million, from $11.5 million in the year-ago quarter. Costs of goods and services sold were $1.8 million versus $0.8 million in Q3 2005 reflecting the ramp up of our manufacturing activities related to COREG CR. SG&A increased to $3.1 million, before the addition of $1.7 million attributable to options-related expense in the category, from $3.0 million in the third quarter of 2005.
For the first nine months of 2006, Flamel reported total revenues of $15.2 million, compared to $17.3 million in the year-ago period. Expenses of $45.6 million (including options-related expenses), declined from $47.0 million in the first nine months of 2005. Non-cash options-related operating expenses during the first nine months of 2006 were $7.2 million and did not apply in 2005.
Net loss in the first three quarters of 2006 was ($29.3) million, compared to net loss of ($20.9) million in the first three quarters of last year. Net loss per share (basic) for the first nine months of 2006 was ($1.23), compared to net loss per share (basic) in the year-ago period of ($0.89).
Flamel’s license and research revenues during the first nine months of 2006 were $14.7 million, versus $15.1 million in the year-ago period. Other revenues were $0.5 million during the period, as compared to $0.8 million in 2005. Flamel’s research and development expenses decreased to $27.9 million, from $37.6 million in the first nine months of 2005. This decline resulted from the Company’s focus on disciplined investment in its core technology platforms. Cost of goods and services sold increased to $4.9 million, compared to $2.0 million a year ago. SG&A increased to $12.8 million, including $4.4 million in options-related expense, from $7.4 million in the year-ago period.
“The last two weeks marked an historical watershed for Flamel Technologies,” said Stephen H. Willard, chief executive officer of Flamel Technologies. “The FDA’s approval of COREG CR, which Flamel developed with GlaxoSmithKline using our Micropump® technology platform, ushers in a new period in the history of Flamel. The strength of our science and manufacturing capabilities is well showcased with the COREG CR project and we look forward to leveraging this success in future endeavors.”
A conference call to discuss earnings is scheduled for 8:30 AM EST November 2, 2006. The dial-in number (for investors in the US and Canada) is 1-800-374-1498; the conference ID number is 9397396. International investors are invited to dial 1-706-634-7261.
Flamel Technologies, S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Flamel’s Medusa® technology is designed to deliver controlled-release formulations of therapeutic proteins and peptides. Micropump® is a controlled release and taste-masking technology for the oral administration of small molecule drugs.
Contact:
Michel Finance, Chief Financial Officer
Tel:    (011) (33) 4-7278- 3434
Fax:    (011) (33) 4-7278-3435
Finance@flamel.com
Charles Marlio, Director of Strategic Planning and Investor Relations
FRANCE:      (011) 33-4-72-78-34-23
US                  (1) (202) 862-8400
Fax:                 202-862-3933
Marlio@flamel.com

This document contains a number of matters, particularly as related to the status of various research projects and technology platforms, that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The document reflects the current view of management with respect to future events and is subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements. These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel’s reliance on outside parties and key strategic alliances. These and other risks are described more fully in Flamel’s Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2005.

Financial Statements (Unaudited)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(Amounts in thousands of dollars except share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2005	2006	2005	2006
Revenue:
License and research revenue	$2,338	$5,276	$15,141	$14,677
Product sales and services	458	—	1,408	19
Other revenues	292	129	788	542

Total revenue	3,088	5,405	17,337	15,238

Costs and expenses:
Cost of goods and services sold	(758)	(1,842)	(2,000)	(4,895)
Research and development	(11,540)	(9,428)	(37,582)	(27,911)
Selling, general and administrative	(2,971)	(4,779)	(7,433)	(12,804)

Total	(15,269)	(16,049)	(47,015)	(45,610)

Profit (loss) from operations	(12,181)	(10,644)	(29,678)	(30,372)

Interest income net	435	425	3,214	1,364
Foreign exchange gain (loss)	(70)	(4)	335	(403)
Other income (loss)	(66)	8	5,300	101

Income (loss) before income taxes	(11,882)	(10,215)	(20,829)	(29,310)
Income tax benefit (expense)	(2)	—	(100)	(34)

Net income (loss)	($11,884)	($10,215)	($20,929)	($29,344)

Earnings (loss) per share

Basic earnings (loss) per ordinary share	($0.50)	($0.43)	($0.89)	($1.23)
Diluted earnings (loss) per share	($0.50)	($0.43)	($0.89)	($1.23)

Weighted average number of shares outstanding (in thousands) :

Basic	23,640	23,768	23,640	23,768
Diluted	23,640	23,768	23,640	23,768